Exhibit (b)(4)



                              AMENDMENT TO BY-LAWS

     Article 2.3 of the By-Laws is hereby deleted and the following is substituted in its place:

     Article 2.3. Special Meetings. Special meetings of the Stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may by called by resolution of the Board of Directors or by the President, and shall be called by the Secretary at the request, in writing, of a majority of the Board of Directors or at the request, in writing, of Stockholders owning a majority of the votes entitled to be cast at the meeting upon payment by such Stockholders to the Company of the reasonably estimated cost of preparing and mailing a notice of the meeting (which estimated cost shall be provided to such Stockholders by the Secretary of the Company). Notwithstanding the foregoing, unless requested by Stockholders entitled to cast a majority of the votes entitled to be cast at the meeting, a special meeting of the Stockholders need not be called at the request of Stockholders to consider any matter that is substantially the same as a matter voted on at any special meeting of the Stockholders held during the preceding 12 months. A written request shall state the purpose or purposes of the proposed meeting.


October 18, 1996